ATEL
Financial Services, LLC

December 8, 2010

BY EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:         ATEL Capital Equipment Fund IX, LLC  (the “Company)
Form 10-K for the fiscal year ended December 31, 2009
Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30, 2010, and September 30, 2010
SEC File No. 0-50210

Dear Mr. Decker:

This letter is in response to your letter dated November 23, 2010, addressed to me as Chief Financial Officer of the above-referenced Company, regarding the referenced reports.

The Company’s supplemental responses to the comments in your letter are set forth below, with captions and numbered responses keyed to the captions and numbered comments in your letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Expenses, page 9

1.
In future filings, we will more fully explain the underlying reasons for lease impairment losses recognized during each period presented. An example of such disclosure follows, using December 31, 2009 numbers (added language underscored):

As partial offsets to the aforementioned decreases in expenses, impairment losses increased by $650 thousand as the Company adjusted the cost basis of certain impaired leased and off-lease assets, including materials handling equipment. The secondary market for some material handling equipment continued to deteriorate over the past

600 California Street, 6th Floor, San Francisco, CA 94108     Main 415.989.8800    Facsimile 415.989.3796    www.atel.com

Mr. Rufus Decker
December 8, 2010

quarter, and the reduced estimated realizable secondary market values for certain items of the Company’s leased and off lease material handling equipment resulted in the recognition of impairment losses.  The Company attributes these market conditions to the continued weak economy and low demand for these types of assets. The Company has consulted with various third party marketing agents to help determine any necessary residual value adjustments caused by these market conditions.  The Company does not consider such impairment to create any concentration of risk in its portfolio based on geographic region, type of asset, customer or industry group, except as otherwise noted.

Capital Resources and Liquidity, Page 10

Financing Activities, Page 11

2.
This will confirm that in future filings the Company will determine whether any financing agreements or instruments discussed in the disclosure are required to be filed as material contracts under the criteria set forth in Regulation S-K Item 601(b)(10).  Any such material contracts will be listed in the exhibit index and filed or incorporated by reference, as the case may be.

Item 8 - Financial Statements and Supplementary Data, page 15

Statements of Cash Flows, page 20

3.
We did consider the effects of foreign currency exchange rates on cash balances, and determined that the effects of foreign currency exchange rates on cash balances held in foreign currencies were not material to our total cash balances.  Our determination was based on the fact that the amount of cash balances held in foreign currencies was $(27.85) and $18,015 as of  December 31, 2008 and 2009, respectively, while our total cash and cash equivalents balance was $2,172,000 and $10,189,000 as of December 31, 2008 and 2009, respectively.

Note 14 -  Fair Value Measurements, page 36

We have reviewed the disclosure requirements in FASB ASC 820-10-50 and have consulted with our independent registered public accounting firm regarding this comment. Based on that review and consultation, we believe that the subject reports comply with the applicable disclosure requirements.  We have disclosed two items that were measured at fair value, interest rate swaps and certain impaired operating lease and off-lease assets.  The interest rate swaps are reflected at fair value and measured on a recurring basis, and classified as Level 2 on the valuation hierarchy.  Pursuant to ASC 820-10-50-2, a reconciliation of Level 2 measurements is not required.  With regard

Mr. Rufus Decker
December 8, 2010

to the impaired operating lease and off-lease assets they are reflected at fair value and measured on a non-recurring basis, and classified as Level 3 on the valuation hierarchy.  Pursuant to ASC 820-10-50-5, a reconciliation of Level 3 non-recurring measurements is not required.  The December 31, 2009 Form 10-K did contain disclosures of valuation technique in the Summary of Significant Accounting Policies (footnote # 2) for the impaired operating lease and off-lease assets under the caption of Asset Valuation.  The interest rate swaps and warrants were not deemed material.

In future filings, our fair value measurement disclosures will be consistent with that included in the September 30, 2010 Form 10-Q filing.

Item 9A(T) – Controls and Procedures

Evaluation of disclosure controls and procedures, page 39

5.
In future filings, we will include the entire definition contained in Exchange Act Rule 13a-15(e) in the second paragraph of Item 9A – Controls and Procedures, as follows, with the added language underscored:

The Company does not control the financial reporting process, and is solely dependent on the Management of the Managing Member, who is responsible for providing the Company with financial statements in accordance with generally accepted accounting principles in the United States. The Managing Member’s disclosure controls and procedures, as they are applicable to the Company, means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq. ) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

*   *   *   *

The Company, in connection with the staff’s review of the above referenced filing and its responses to staff comments, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

Mr. Rufus Decker
December 8, 2010

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments and as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any further comments or questions concerning the Company’s reports.

                            Very truly yours,

                            /s/ PARITOSH K. CHOKSI

                            Paritosh K. Choksi

cc:          Era Anagnosti, Staff Attorney
Craig Slivka, Special Counsel
Jeffrey Gordon, Staff Accountant
Lisa Etheredge, Staff Accountant
Division of Corporation Finance, Mail Stop 4631
Securities and Exchange Commission

Paul J. Derenthal, Esq.
Mr. Samuel Schussler
Mr. Tullus Miller